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                                                                    EXHIBIT 12


                               CAI CORPORATION
               12770 Coit Road, Suite 902 * Dallas, Texas 75251
                      214-991-7720 * Fax: 214-991-8922



                                July 12, 1995


Mr. William A. Fitzgerald
Chairman and Chief Executive Officer
Commercial Federal Corporation
2120 South 72nd Street
Omaha, Nebraska 68124


     Re:  Nomination of Directors of Commercial Federal Corporation


Dear Bill:

     This letter is to confirm that on July 12, 1995, we requested that the Board of Directors of Commercial Federal Corporation ("CFC") include two nominees selected by CAI Corporation among the three management nominees for election to the CFC Board of Directors at the Annual Meeting of Shareholders of CFC to be held on November 21, 1995. The two CAI nominees are Steven M. Ellis and Robin R. Glackin. CAI respectfully requests that these two nominees be listed along with the other CFC nominee in CFC's proxy statement relating to the meeting.

     As we discussed, we are requesting this Board representation because we believe that these two individuals are qualified to represent the interests of all of the shareholders, including CAI, which is the largest single shareholder of CFC. We believe that our nominees will have ideas for the enhancement of shareholder value that deserve consideration by the Board.

     You advised us that the Executive Committee of the CFC Board of Directors is scheduled to meet at the end of this month and that you will respond to our request by August 2, 1995. We look forward to your response.

     If you have any questions, please contact the undersigned at the above address or telephone number.

                                       Very truly yours,



                                       Robin R. Glackin
                                       President